

With a year-to-date return of +13.6 percent, the S&P 500 Index ended the first quarter just 3.3 percent shy of the all-time high of 2,931, and the MSCI World Index was up +12.5 percent for the quarter. U.S. fixed income markets rallied in March after the U.S. Federal Reserve announced it no longer expects to hike in 2019 and plans to stop rolling off its balance sheet in September. In terms of the U.S. economy, elevated policy uncertainty and decreased global trade have contributed to a slow patch. When combined with the seasonal adjustment factor distortion, we forecast quarter-over-quarter, annualized GDP growth of +1.5 percent in 1Q19 (or +2.8 percent year over year), followed by a bounce to +2.3 percent in 2Q19. However, we project GDP growth will decelerate toward trend of +2.0 percent later in 2019 as the direct impacts of fiscal stimulus wane. The combined fiscal thrust of the U.S., Euro Area, and China in 2019 is set to be the highest since 2009. A trade deal with China would also give an incremental boost to U.S. exports, wage gains are buoying consumer spending, and tightening labor/capacity should spur additional capex. Thus, absent an exogenous shock, we believe the U.S. expansion has more room to run. Cyclical performance should improve as economic data stabilizes and, particularly, as China stimulus begins to take hold. In addition, while "peak earnings" concerns are limiting investor enthusiasm for cyclicals, the Fed's dovish stance and improved financial conditions should give investors comfort that the end of this expansion is not imminent.

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Barron's ranked Sit Mutual Funds a top mutual fund family for 2018! See the rankings here.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen	Conner Murnighan
630-235-0065	312-550-5809
krm@sitinvest.com	fcm@sitinvest.com

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Lipper

Barron's 2018 Annual Fund Family Ranking is based on 57 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Fund Family Ranking: How the Best Active Managers Performed", March 8, 2019.